Bazaarvoice, Inc.
10901 Stonelake Blvd.
Austin, Texas 78759
December 22, 2016
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Megan Akst, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant
Edwin Kim, Staff Attorney
Maryse Mills-Apenteng, Special Counsel

Re:	Bazaarvoice, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2016
Filed June 20, 2016
File No. 001-35433

Ladies and Gentlemen:
Bazaarvoice, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated December 13, 2016, related to the above-referenced filing. For your convenience, we have repeated the text of your comments and followed each with our response.

Form 10-K for the Fiscal Year Ended April 30, 2016

General

1.
We are aware of a January 2015 Needham Growth Conference transcript which quotes your CEO stating that Sony and Samsung are clients. According to Sony and Samsung’s websites, they each sell products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, clients, or other direct or indirect arrangements. Clarify whether Sony and Samsung utilize your solutions or services in connection with their business in Syria and Sudan. You should describe any products, software or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response: The Company respectfully advises the Staff that it has no known past, current, or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. To the Company’s knowledge, it does not provide, directly or indirectly, any solutions, services or technology to Syria or Sudan, and has not had any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control. In addition, the Company does not maintain any offices or other facilities or host its solutions on servers located in Syria or Sudan, has no employees in such countries and has no assets or liabilities associated with activities in such countries.

With respect to the clients noted in the Staff’s comment, the Company provides web-hosted solutions to Sony and Samsung that enable those companies to collect, curate, and display consumer-generated content, including ratings and reviews, on their websites. Sony and Samsung each own the content generated using the Company’s solutions and display such content on their websites using their own technology, rather than the Company’s solutions. The Company does not have any control over Sony’s or Samsung’s use of such content on their websites. To the Company’s knowledge, Samsung does not use any of the Company’s solutions or any content generated using the Company’s solutions on its websites designed for Syria and Sudan. Likewise, to the Company’s knowledge, Sony does not use any of the Company’s solutions or any content generated using the Company’s solutions on any website designed for Sudan. The Company is aware that Sony displays on its website designed for Syria certain ratings and reviews content. The content that Sony displays is provided for informational purposes, and the Company cannot confirm whether such content was generated using the Company’s solutions. However, the Company does not provide any of its solutions for use on Sony’s Syria-facing website, and to the Company’s knowledge, Sony does not collect any consumer-generated content from consumers in Syria using the Company’s solutions.

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: As noted in the Company’s response to Comment #1 above, the Company has no known past, current, or anticipated contacts with Syria or Sudan. Accordingly, the Company has no quantitative amounts or qualitative factors to provide and has no reason to believe there is any related material investment risk for its security holders.  Additionally, the Company does not anticipate any associated investor divestment or similar initiatives that would have a material impact on its reputation or share value.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates, page 51

3.
Given the significance of your goodwill balance, please consider including your policy for evaluating goodwill for impairment in your critical accounting policies. As part of your response, please tell what your reporting units are when you assess goodwill for impairment. Refer to Section V of SEC Release 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and undertakes to include its policy for evaluating goodwill for impairment as a critical accounting policy in future filings beginning with the Company's third fiscal quarter ending January 31, 2017. The Company respectfully advises the Staff that the Company as a whole operates as a single reporting unit, which is consequently the only reporting unit used in the Company's assessment of goodwill impairment. On page 86, Note 19 of the above referenced Form 10-K, the Company disclosed that it operates as one operating segment and in accordance with ASC 350-20-35-34, which provides that components of an operating segment are considered a reporting unit if (1) discrete financial information is available for the component; and (2) segment managers regularly review operating results of the component, the Company has determined that it operates as a single reporting unit.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed August 26, 2016)

Compensation Discussion & Analysis

Long-Term Equity Incentive Compensation in Fiscal 2016, page 20

4.
Your disclosure indicates that the size of the restricted stock units and stock option grants awarded in fiscal year 2016 was based on your compensation committee taking into account individual performance, competitive market data, internal pay equity considerations and the unvested value of existing long-term incentive awards. In future filings, please provide a more detailed explanation of how the compensation committee determined the size of the restricted stock units and stock option awards for your named executive officers. Your explanation should include specific reasons for these increases that relate to the particular circumstances of the past year for each named executive officer and should avoid generalized disclosures.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will provide a more detailed explanation of how the Company’s compensation committee determines the size of equity awards for named executive officers in future filings.

With respect to each of the above-referenced filings, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our responses, please direct them to my attention. My telephone number is (512) 551-6237 and my email address is jim.offerdahl@bazaarvoice.com.

Very truly yours,

Bazaarvoice, Inc.

/s/ James R. Offerdahl
James R. Offerdahl
Chief Financial Officer
(Principal Financial Officer)